[Letterhead of Debevoise & Plimpton LLP]
August 2, 2006
VIA EDGAR
Ms. Mara L. Ransom
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Phelps Dodge Corporation
Schedule 14A filed July 5, 2006
File No. 001-00082
Dear Ms. Ransom:
     Phelps Dodge Corporation (“Phelps Dodge”) is filing, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced Proxy Statement on Schedule 14A (the “Proxy Statement”). We are providing to you supplementally for your reference five copies of a blacklined version of Amendment No. 1, marked to show changes from the Proxy Statement filed on July 5, 2006 as requested by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).
     On behalf of Phelps Dodge, we are writing to respond to the comments contained in your letter, dated July 27, 2006, to J. Steven Whisler, Esq. relating to the Proxy Statement.
     Phelps Dodge’s specific responses to each of your comments are set forth below in the same order and with the same headings as in your letter. For ease of reference, your comments are also repeated below.
Schedule 14A
1.	We note your indication in the Notice of Special Meeting that the special meeting may be adjourned for the purpose of soliciting additional proxies, which is accompanied by language indicating your ability to conduct any other business as may be properly brought before the special meeting. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4. Please revise this disclosure and the proxy card. The proxy card should have an additional voting box so that

Ms. Mara L. Ransom
August 2, 2006

shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

Response to Comment 1

Phelps Dodge has revised the Proxy Statement and proxy card in accordance with the Staff’s comments.

2.	Further, tell us what consideration you have given to setting forth each of the amendments to the charter as separate proposals for consideration by shareholders.

Response to Comment 2

Phelps Dodge respectfully advises the Staff that it has carefully considered the manner in which the proposals set forth in the Proxy Statement are to be presented for consideration by shareholders. The amendment and restatement of Phelps Dodge’s certificate of incorporation for each of the three purposes set forth in the Proxy Statement is itself a condition to closing the combination transaction with Inco. In addition, the amendments are being proposed solely in the context of the combination transaction with Inco and are not intended to be effected on a stand alone basis. As such, Phelps Dodge believes that it is appropriate to present the amendment and restatement itself as a single proposal subject to shareholder approval. Phelps Dodge further respectfully advises the Staff that it is permitted under New York law to set forth in one charter amendment all three amendments to its amended and restated certificate of incorporation and therefore believes that the presentation of the proposed amendment in the Proxy Statement is appropriate.

3.	We note that it would appear that you are relying upon an exemption from registration in connection with your issuance of shares. Please advise us as to the exemption upon which you rely and the basis for your reliance upon such exemption.

Response to Comment 3

Phelps Dodge respectfully advises the Staff that it intends to issue shares of its common stock (the “Shares”) to holders of Inco Limited common stock in exchange for shares of Inco common stock held by such holders in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 3(a)(10) of the Securities Act. Phelps Dodge will issue the Shares pursuant to a Plan of Arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act. Pursuant to the Plan of Arrangement, a Canadian court must determine, before any Shares are

Ms. Mara L. Ransom
August 2, 2006

issued, that the transactions contemplated by the Plan of Arrangement are fair and reasonable to all Inco shareholders who will receive the Shares. The Superior Court of Justice (Ontario) will conduct a fairness hearing for that purpose, and all holders of Inco common stock will be given notice of, and will have the right to appear in person and be heard at, such hearing. The Superior Court of Justice (Ontario) is expressly authorized under Section 192 of the Canada Business Corporations Act to grant the approval required under the Plan of Arrangement.

4.	Please ensure that you have updated your proxy statement with respect to Xstrata’s 1) increased terms of the offer for Falconbridge shares and 2) intention to purchase Falconbridge shares through the facilities of the Toronto Stock Exchange commencing on July 28, 2006. In doing so, discuss what impact, if any, both events may have on your proposed combination.

Response to Comment 4

Phelps Dodge respectfully advises the Staff that it has updated the Proxy Statement to reflect all new relevant facts and circumstances since July 5, 2006 (the initial filing date of the Proxy Statement). Phelps Dodge further advises the Staff that Inco’s bid for Falconbridge Limited has been terminated and, as such, information relating to Xstrata is no longer relevant to the matters that Phelps Dodge’s shareholders are being asked to consider and vote upon.
Summary, page 1
Conditions to the Combination, page 13

5.	We note your indication that your and Inco’s obligation “to complete the combination are subject to conditions that must be satisfied or waived...” Are all of these conditions, such as shareholder approval of the charter amendments, waivable? Please advise or revise as it would appear that some of these conditions are not waivable. Also, to the extent any of the conditions have been satisfied or if the status of such condition is known, please ensure that you have appropriately advised shareholders of this.

Response to Comment 5

Phelps Dodge has revised the Proxy Statement in accordance with the Staff’s comments.
Interests of Phelps Dodge Directors and Employees in the Combination, page 67
6.	Tell us what consideration you have given to quantifying the change-in-control payments payable to your officers in connection with this transaction or, if because

Ms. Mara L. Ransom
August 2, 2006

of the amendments that you have entered into with your executives, it is not believed that these payments will be triggered, please state this. Otherwise it is not clear whether or not this combination, in and of itself, would trigger any of these payments.

Response to Comment 6
     Phelps Dodge respectfully advises the Staff that it has not attempted to quantify what payments might be due as a result of the “change of control” provisions under its Senior Change of Control Agreements, Change of Control Agreements and the applicable equity-based compensation plans and programs (together, the “Compensation Agreements”). This is because, as is stated in the Proxy Statement, the amendments that have been made to the agreements with its executive officers, and which it is in the process of effecting with respect to its other executives who have change of control protection under the Compensation Agreements, would limit any additional rights and benefits to circumstances under which an officer’s or executive’s terms and conditions of employment are materially and adversely affected following consummation of the transaction.
     Accordingly, Phelps Dodge expects that implementation of the amendments will limit the number of executives who will benefit from these provisions to a select few, but it cannot conclude that they will eliminate all such payments (even if all affected individuals agree to the amendments). Phelps Dodge cannot reasonably estimate the cost, if any, of any such benefits, as it can not predict (i) which, if any, affected officers and executives will incur such an adverse change in the terms and conditions of their employment, (ii) the time at which such an adverse change will occur (which could affect the cost depending on whether, and to what extent, the equity awards will have vested in the ordinary course prior to such time and whether such persons are party to a Senior Change of Control Agreement or Change of Control Agreement) and (iii) whether any executive who would have a right to terminate employment due to such an adverse change and receive the available additional benefits will, in fact, elect to terminate his or her service to receive such benefits.
     As is stated in the Proxy Statement, the potential exposure to Phelps Dodge with regard to such change of control provisions will be (and, in the case of the executive officers, has been) substantially reduced by reason of the amendments. Accordingly, to clarify that Phelps Dodge expects this result to obtain from such amendments, it has added the following additional two sentences at the end of the first paragraph under the heading Amendments on page 57 of the Proxy Statement:
“As a result of the amendments, the potential cost associated with the applicable change of control provisions will be reduced substantially from that which would have applied under the amended plans, programs and agreements prior to such amendments. We currently expect that the number of our officers and other

Ms. Mara L. Ransom
August 2, 2006

executives who will actually receive additional benefits in connection with the Inco transaction by reason of the modified change of control provisions will be limited to a modest percentage of the total number of officers and executives to whom such protection applies.”
Where you can find more information and incorporation by reference, page 120
7.	Here and elsewhere in your offering materials, we note that you are not taking responsibility for the accuracy or completeness of the information contained in your offering materials concerning Inco or Falconbridge as they are derived from publicly-available documents and records. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility. Please revise.

Response to Comment 7

Phelps Dodge has revised the Proxy Statement in accordance with the Staff’s comments.
* * * *
Phelps Dodge hereby acknowledges that:
•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	Phelps Dodge may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please telephone me at (212) 909-7334 if we can be of any assistance in answering any questions with respect to the amendment.

Sincerely,
/s/ Matthew E. Kaplan

Matthew E. Kaplan

cc:
J. Steven Whisler, Esq.
Phelps Dodge Corporation

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